UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DJSP ENTERPRISES, INC.

(Name of Issuer)

Ordinary Shares, par value $.0001 per share

(Title of Class of Securities)

G7982P104

(CUSIP Number)

Daniel Eisner, Esq.

PROSKAUER ROSE LLP

11 Times Square
New York, NY 10036

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons: Shri Krishan Gupta

I.R.S. Identification Nos. of above persons (entities only): N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): o

6. Citizenship or Place of Organization      India

 Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power : 0

8. Shared Voting Power: 0

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13. Percent of Class Represented by Amount in Row (11)   0.0%

14. Type of Reporting Person (See Instructions):  IN

1. Names of Reporting Persons: Raj K Gupta

I.R.S. Identification Nos. of above persons (entities only): N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization      Canada

 Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 0

8. Shared Voting Power: 0

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11)   0.0%

14. Type of Reporting Person (See Instructions):  IN

1. Names of Reporting Persons: Nagina Partners LLC

I.R.S. Identification Nos. of above persons (entities only): N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 0

8. Shared Voting Power: 0

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

 13. Percent of Class Represented by Amount in Row (11)   0.0%

14. Type of Reporting Person (See Instructions):  PN

1. Names of Reporting Persons: Nagina Engineering Investment Corp.

I.R.S. Identification Nos. of above persons (entities only): N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

 6. Citizenship or Place of Organization      Republic of Mauritius

 Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 0

8. Shared Voting Power: 0

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11)   0.0%

14. Type of Reporting Person (See Instructions):  CO

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2010 (the “Schedule 13D”), on behalf of Shri Krishan Gupta, Raj K Gupta, Nagina Partners LLC and Nagina Engineering Investment Corp. (collectively, the “Reporting Persons”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of DJSP Enterprises, Inc., a British Virgin Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 900 South Pine Island Road, Suite 400, Plantation, FL 33324.

Certain terms used but not defined in this Amendment have the meanings assigned thereto in the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.  The Schedule 13D is hereby amended and supplemented by this Amendment as follows:

ITEM 4.         PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is hereby amended to add the following information:

The Voting Agreement was terminated effective November 19, 2010.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is hereby supplemented as follows:

(a)	Aggregate Beneficial Ownership:

As of the date of this Amendment, the Reporting Persons do not own any of the outstanding Ordinary Shares.

(b)	Power to Vote and Dispose of the Issuer Shares:

As of the date of this Amendment, the Reporting Persons do not have voting or disposition authority over any of the outstanding Ordinary Shares.

(c)	Transactions Effected During the Past 60 Days:

On January 18, 2011, Nagina Partners LLC exchanged its Common Units of DAL for an aggregate of 1,084,000 Ordinary Shares, in accordance with the terms of the First Amended and Restated Limited Liability Company Agreement of DAL, dated as of January 15, 2010, as amended, and subsequently distributed 1,030,342 Ordinary Shares to Shri Krishan Gupta and 53,658 Ordinary Shares to Raj K Gupta.

The table in Exhibit 17 sets forth sales of the Ordinary Shares by the Reporting Persons during the 60 days prior to March 15, 2011.  All of such sales were effected in broker transactions on the NASDAQ stock market.

As a result of sales on March 7, 2011, the Reporting Persons ceased to own 5% of the outstanding Ordinary Shares, and aggregate sales of Ordinary Shares held by the Reporting Persons since the filing of the Schedule 13D exceeded 1% of the outstanding Ordinary Shares.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

As of March 7, 2011, the Reporting Persons ceased to own 5% of the outstanding Ordinary Shares.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

17.	Trades Effected by the Reporting Persons During the 60 Days Prior to March 15, 2011. *

*	Filed herewith.

*

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2011
/s/ Shri Krishan Gupta Shri Krishan Gupta
/s/ Raj K. Gupta Raj K. Gupta
Nagina Partners LLC By: /s/ Raj K. Gupta Name: Raj K. Gupta Title: President
Nagina Engineering Investment Corp. By: /s/ Raj K. Gupta Name: Raj K. Gupta Title: President